Mail Stop 4720

January 27, 2010

Kenneth Barton
President and Chief Executive Officer
MedBook World, Inc.
2629 Regent Road
Carlsbad, California 92010

> **Re: MedBook World, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form 10-12G**
> **Filed January 14, 2010**
> **File No. 000-53850**

Dear Mr. Barton:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please refer to your response to comment four. In June 2009, the FASB issued SFAS No. 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162," which became the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by non-governmental entities. The FASB Codification reorganizes existing U.S. accounting and reporting standards issued by the FASB and other related private-sector standard setters. On the effective date of SFAS 168, the FASB Accounting Standards Codification superseded all then-existing non-SEC accounting and reporting standards. Therefore, legacy GAAP references are inappropriate. Please modify all references to accounting literature throughout the filing such as on pages 5, F-7 and F-8.

*   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Daniel C. Masters, Esq.
       P.O. Box 66
       La Jolla, CA 92038